ARTICLES OF AMENDMENT
                                       of
                               PARKS AMERICA! INC.
                            (UBI Number 601 048 726)

     Pursuant to the provisions of the Washington Business Corporation Act, Chapter 23B10 RCW, the following Articles of Amendment to the Articles of Incorporation are submitted for filing.

                                    ARTICLE I

The name of the Corporation is Parks America! Inc. (the "Corporation").

                                   ARTICLE II

     The following amendments have been adopted:

     1. Section 1 of Article VI was amended to increase the number of shares authorized from 150,000 common shares to 30,000,000 common shares, par value of $.0001 and to delete the authorization of any preferred stock.

     2. Section 4 of Article VI which was added by amendment filed on August 11, 1993 has been deleted and all references to preferred stock have been deleted.

     3. As a result of the  amendments  set forth in this article,  the existing
Article VI is revoked and hereby amended to read in full as follows:

                                   ARTICLE VI
                               AUTHORIZED CAPITAL

     1. Authorized Capital. The total number of shares the Corporation shall be authorized to issue is 30,000,000 shares of common stock having a par value of $.0001 per share.

     2. Redemption. The Corporation shall have the right to purchase, take, receive, or otherwise acquire its own shares by using its unreserved and unrestricted capital surplus, as well as by using its unreserved and unrestricted earned surplus.

     3. Issuance of Shares. Any part of the capital stock authorized by the Articles of Incorporation or any amendment to such Articles may at any time be allocated, issued, sold, or disposed of at the discretion of the Board of Directors, and the Board of Directors shall have full power and authority to determine the character, value and terms of the consideration to be received by the Corporation on the exchange of said stock.
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     4. Common Stock Rights and Privileges

          a. The holders of shares of Common Stock shall be entitled to one vote per share on all matters to be voted on by the shareholders. Such shares shall be entitled to vote as a class for all available directorship positions of the Corporation at any regular election.

          b. The holders of Common Stock shall be entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor.

          c. The Common Stock may be redeemed at the sole discretion of the Corporation upon such terms and subject to the conditions as the Board of Directors may establish.

                                   ARTICLE III

     The amendment provides for no exchange, classification or cancellation of issued shares. At all times material hereto, there were only common shares issued and outstanding. No preferred shares are, or were, outstanding.

                                   ARTICLE IV

     The Amendment was adopted on January 5, 2000 and shall be effective upon filing of these articles of Amendment.

                                    ARTICLE V

     The amendment was duly approved by the shareholders in accordance with the provisions of RCW 23B.10.030 and 23B.10.040.

     In Witness Whereof, the Corporation has caused these Articles of Amendment to be executed on this ____ day of March, 2000. This document is executed under penalties of perjury, and is to the best of the undersigned officer's knowledge, true and correct.

                                                  PARKS AMERICA! INC.


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